Filed by CIENA Corporation
pursuant to Rule 425
Commission File No. 0-21969
Subject Company: Catena Networks, Inc.

The following is the transcript of a conference call on February 19, 2004.

CIENA CORPORATION

February 19, 2004
7:30 a.m. CT

Operator: Good day everyone, and welcome to CIENA Corporation, first quarter fiscal year 2004 earnings results conference call. Today’s call is being recorded.

At this time for opening remarks and introductions, I’d like to turn the call over to the Vice President of Investor Relations, Ms. Suzanne DuLong, please go ahead, ma’am.

Suzanne DuLong: Thanks, Matt. Good morning and welcome everyone. I’m pleased to have with me Gary Smith, CIENA’s CEO and President and Joe Chinnici, our CFO. In addition, Steve Chaddick, our Chief Strategy Officer will be with us for the Q&A portion of the call. Gary will provide some brief introductory comments. Joe will review the quarter’s financial results. Gary will then discuss the business in the quarter, and the acquisitions of Catena and Internet Photonics, each announced separately today. Joe will wrap up our prepared remarks with guidance for Q2. We’ll then open the call to questions from the sell side analysts.

This morning’s press releases are available on National Business Wire, and First Call. And also on CIENA’s Web site at CIENA.com.

Before I turn the call over to Gary, I’ll remind you that during this call it’s likely that we’ll be making some forward-looking statements. Such statements are based on current expectations, forecasts, and assumptions of the company that include risks and uncertainties that could cause actual results to differ materially from the statements discussed today. These statements should be viewed in the context of the risk factors detailed in our 10-K which in keeping with CIENA’s long standing practice of filing the same day we report, will be filed with the SEC today.

In addition, the company assumes no obligation to update the information discussed in this conference call, whether as a result of new information, future events or otherwise.

Gary.

Gary Smith: Thanks, Suzanne, and good morning everyone. Our first quarter results were inline with the guidance we gave you at the beginning of the month. Some points worth highlighting, I think, in Q1, our customer base continues to grow and diversify. Our cash use in the quarter was lower than expected. And we achieved positive service gross margins a quarter ahead of plan.

In addition to our first quarter results, we are excited to be talking to you today about two very important and strategic moves in to the broadband services arena, the acquisitions of Catena and Internet Photonics. And I’ll discuss each of these later in this morning’s call after Joe reviews the quarter’s results. Joe.

Joe Chinnici: Thanks, Gary. Good morning everyone. This morning, we reported first quarter revenue totaling $66.4 million. This is a six percent sequential decrease. And a six percent decrease from the first quarter of FY ‘03. We recognized revenue from 100 customers in the quarter, up one from last quarter’s 99. Of the 100 total customers in the quarter, 14 were new customers.

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02-19-04/7:30 a.m. CT

With the CIENA storage area networking platform gaining traction, our customer count is likely to continue to increase at an accelerated rate quarter-to-quarter.

As a result, it’s likely that we will cease to report on this metric, as it is rapidly becoming less relevant. We had one 10 percent plus customer in the quarter that represented 17.9 percent of total sales. The customer is an international customer. This compares to Q4 when two 10 percent plus customers accounted for 26 percent of the quarter’s total revenue. Domestic sales represented 56.1 percent of the quarter’s revenue, roughly inline with Q4.

Turning to the product front. Revenue from core networking which includes core director and long-haul transport increased sequentially and contributed slightly more than 50 percent of the quarter’s total revenue. Core director revenue increased both in real dollars and as a percent of total sales contributing approximately 35 percent of total revenue.

Revenue from our metro networking products which includes metro transport, online edge, the CN storage area networking extension platform, and metro director K2 was down slightly sequentially in real dollars but remained flat as a percentage of total. Revenue from our multi service networking (DN-7) represented less than 10 percent of total revenue, down sequentially, reflecting a digestion period at a significant customer for that product. In addition, we recognized the revenue, though not material from our reseller partnerships.

Service and support related revenue represented approximately 18 percent of the quarter’s total revenue, compared to last quarter’s roughly 20 percent. The remaining revenue in the quarter came from our solutions group, which includes sales of ON-center network management software.

Turning to our quarter results. The press release represents a GAAP only presentation of our results, as well as detailed information about the adjustments that as management, we make to CIENA to GAAP earnings in our analysis of CIENA’s ongoing business. In general, we exclude items that are unusual, and/or not related to ongoing operations. In my comments today I’ll speak to both the GAAP results and to what the results would have been if excluded those items detailed in the press release.

As we discussed in our preliminary report, gross margins in the quarter were stronger than expected as a result of favorable product mix. Product gross margin improved slightly from 37-and-a-half percent in Q4, to 38.7 percent in Q1. We continue to deliver improvement in our targeted area of services with gross margin turning positive a quarter ahead of plan, improving to four percent from negative two percent last quarter, and from a negative 39 percent in Q3. Despite our improved product and services gross margin, our overall gross margins declined slightly from Q4’s 31.6 to 30.9 in Q1 because of a need to take a charge for excess inventory.

Now turning to operating expenses. On a GAAP basis, our operating expenses in the first quarter totaled $89.4 million. As noted in the GAAP P&L this included non cash charges for deferred stock compensation, amortization of intangible assets and restructuring costs. I’ll discuss each of these.

First stock compensation charges. As part of our acquisitions, we have recorded un-amortized deferred stock compensation costs relating to the un-invested stock options, and restricted stock assumed in the acquisitions. During the quarter, the amortization expense related to deferred stock compensation amounted to $2.8 million. Amortization of intangible assets. This is a non-cash expenses, unrelated to normal operations arriving from the amortization of intangible assets acquired in our various acquisitions. During Q1, this charge totaled $3.4 million.

Restructuring costs. During the quarter, we recorded a restructuring charge of $3.6 million related to exiting a warehouse facility, workforce reduction of 52 employees, and the change in the timing of sub lease payments from non utilized facilities. Ongoing op ex is about flat with Q4

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at $79.7 million. R&D increased by three percent from 45.8 million in Q4 to 47.2 million in Q1. Sales and marketing decreased to 1.3 percent from 26.4 million in Q4 to 26.1 million in Q1. Q&A decreased 8.3 percent from 7.7 million in Q4 to 7.1 million in Q1.

Our GAAP net loss for the first quarter was $76.7 million or a loss of 16 cents per share. Exclusive of the unusual or non operating items I discussed earlier, our loss for the first quarter would have been 59.3 million or 38.3 million if tax effected, or a loss of eight cents per share.

Now turning to the balance sheet. We continue to work our quarterly cash burn and to preserve the strength of our balance sheet. Cash, short term and long-term investments at the end of the first quarter totaled $1.5 billion, a decrease of 107 million from the fourth quarter. Cash activity during the quarter included 58.6 million used towards operations. This was lower than expected, and within our target of $50 to $70 million. We also used $49.2 million to call the remaining five percent O&I convertible notes. We continue to believe that CIENA’s strong cash position is a substantial measure of our financial stability for our customers.

Our accounts receivable balance at the end of the quarter was up slightly as expected to $45.9 million from 43.6 million in Q4, putting days sales outstanding at 62, up slightly as expected from 56 in Q4.

On the inventory front, inventory levels ended the first quarter at $49.2 million, an increase from the fourth quarter’s total of $45 million. The inventory break down for the quarter is as follows. Raw materials were 13.2 million. Work in process 5.1 million. Finished goods 52.4 million. And a reserve for excess and obsolete of $21.4 million. Product inventory turns were 2.8 in the first quarter, compared to 3.1 in Q4.

Finally, headcount. Our worldwide headcount at the end of the quarter totaled 1, 778, a decrease of 38 from Q4. And now I’ll turn the call over to Gary.

Gary Smith: Thanks, Joe. Since to some extent we’ve already discussed Q1’s results with you, after a brief review focusing on our key strategic levers of revenue, profitability and costs, I’ll concentrate the majority of my comments on our acquisitions of Catena and Internet Photonics.

Firstly, revenue. First of all, in some cases, it is taking longer to take revenue than we originally expected. We continue to win new customers. And as Joe noted, we added a total of 14 new revenue contributing customers in the quarter. Revenue from tier one customers worldwide made up roughly 60 percent of revenue in Q1 consistent with Q4. As expected, we saw our second quarter of revenue from British Telecom and follow on revenue from (TelMex). We also have finalized lengthy new product contract negotiations with an existing incumbent customer for deployments we anticipate beginning in Q2.

We expect that our overall gross margin will improve over time. But short term, our gross margin will fluctuate depending on the product mix in any given quarter. In addition to improvements we expect from overall volume increases, we continue to work to improve gross margin by adding more profitable product platforms to the portfolio, by improving the profitability of our services business and by continuing to focus on product cost reductions.

And we’ve talked previously about efforts specific to our services business. And this quarter, we’re pleased to get in to positive margin territory, a quarter ahead of our internal plan. In addition, our ongoing focus on product cost reductions resulted in what we estimate to be an aggregate five percent cost savings across our product lines this quarter. While we have outsourced substantially all of our manufacturing, we continue to look for additional outsourcing opportunities, including a direct drop ship program we expect to begin shortly for both the CN 2,000 and the (DN-7) product families.

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02-19-04/7:30 a.m. CT

Now turning to costs. Reducing operating expenses continues to be a key focus. In the last two quarters, we’ve held ongoing op ex at about $80 million despite the addition of both WaveSmith and the Akara related expenses. And while we’re not prepared to discuss the details of our plans at this point, we will reduce our operating expenses 10 to 20 percent exclusive of the effects of the acquisitions announced today, by the end of our fiscal year.

We continue to believe we cannot simply cost cut our way back to sustainable profitability. That recovery for CIENA must come from a combination of revenue growth, and careful cost prioritization. More importantly, our cost scenario investments have to be aligned with the opportunity, increasingly in the broadband services area.

And that’s a good segue in to commentary on the two strategic announcements we made today both of which get us in to new and growing markets. Internet Photonics is a leading supplier of carrier grade optical Ethernet transports and switching solutions. They were founded in 2000 with offices in New Jersey and Massachusetts, and they have about 110 employees. Catena is a leader in the emerging broadband access market. They were founded in 1998 with offices in Ottawa and North Carolina, and they have about 250 employees.

In the interest of time, I would ask you to refer to the respective press release for more details on the transaction terms. But in summary, Internet Photonics is valued at approximately $150 million. And based on the average closing price of CIENA common stock, for the 10 trading days, prior to the signing of the merger agreement, the number of CIENA shares to be issued is 24.4 million. For Catena, we’ll issue 77.5 million shares. And based on the closing price CIENA stock yesterday, this deal is valued at approximately $486.7 million. We expect both transactions to close by the end of our fiscal third quarter.

As many of you who have been following CIENA know, the key elements of our strategy to drive future revenue in earnings involves expanding our addressable market, and the set of solutions we offer our customers. With Internet Photonics, we expand CIENA’s solution portfolio to include a flexible gigabit Ethernet transport and switching platform for next generation broadband services. We also capitalize on Internet Photonics substantial momentum with MSO’s, a customer set CIENA yet is to truly target.

With Catena, an acknowledged broadband access leader we gain access to a market that is expected to benefit as service providers shift spending to target the access portions of their networks, building out DSL and fiber based access services. In addition, Catena’s current revenue stream and operating model, is likely to have a immediate positive effects on CIENA’s business model, accelerating our path to profitability.

From both Internet Photonics and Catena’s perspective combining with CIENA immediate and dramatically enhances the scope of their sales and support resources. And eliminates any potential question of financial stability or endurance.

It also gives these relatively young companies, the opportunity to maintain an entrepreneurial culture, while potentially having a significant impact on CIENA’s transformation and future direction. Let me spend a few minutes on each of these opportunities. As I said, Internet Photonics has strong momentum with MSO’s, their current customers include six of the top 10 cable operators in the United States, including significant deployments by Cable Vision and Adelphia, as well as carriers such TDS Metrocom who use Internet Photonic Solutions to deploy Ethernet private line services.

Industry analysis from Infornetics Research estimates the worldwide Ethernet services market in which Internet Photonics participates, will grow from approximately 2.9 billion in 2003, to as much as 7.5 billion by 2007.

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In the cable market, optical Ethernet is the underlying infrastructure for the new triple play of bundled services, as well as video on demand, voiceover IP and HDTV. It also improves the access speed of existing services like cable modem Internet access. This same carrier class Ethernet switching and transport infrastructure, can also help traditional telecom carriers provide new high speed Ethernet services faster and at a lower cost. In fact, we see the future potential to apply Internet Photonics, flexible low cost approach, to enhance CIENA’s current metropolitan and enterprise solutions.

Organizationally, Internet Photoncs will become part of CIENA’s metro and enterprise services group. And will continue to operate from their current locations in New Jersey and Massachusetts.

Now turning to Catena. Catena has deployed more than 5,500 integrated broadband access solutions with regional Bell operating companies, major independent operating companies, and competitive local exchange carriers. Their products include the CIENA X5, which is a card for card upgrade solution for the Lucent (SLC-5) series loop carriers. It provides two lines of integrated plane old telephone services or (POPs) and two lines of DSL service. And replaces cards that provide two lines of POPs only.

Catena’s CN-1000 broadband loop carrier, is a high density broadband access system that delivers integrated voice, data, and video services at the fraction of the cost of competing systems. It integrates the functions of a next generation digital loop carrier, a video enabled digital subscriber line access multiplexer, or more commonly known as a DSLAM, a fiber multiplexer, and a packet ready media gateway for voiceover IP. CN-1000 provides parts, DSL and packet voice capability on every line, enabling carriers to software provision these services to any subscriber remotely without manual intervention.

Catena is currently selling to three major RBOCs including Bell South. CIENA’s customer base, particularly the RBOCs is very complimentary with Catena’s. And let’s spend a few minutes on the broadband access market generally. According to market research by the Yankee Group, the number of broadband subscribers in the United States will nearly double in the next four years. Growing from 33.5 million in 2004 to 61.5 million in 2008. And overall, the Yankee Group estimates the broadband equipment revenues in the access arena will present a market opportunity in excess of 7.5 billion. Broadband subscriber growth means new revenue opportunities for service providers, and a growing market for Catena’s products, as carriers place increased emphasis on the access portions of the networks.

Catena’s solutions enable cost effective delivery of voice data and video services over both copper and fiber infrastructures including fiber to the premises and fiber to the curve. We believe Catena’s portfolio provides the most cost effective solution for carriers to deliver next generation broadband services. We also see meaningful synergies with our (DN-7) product family. Together, the (DN-7) and Catena solutions will provide carriers a compelling offering, enabling new DSL and voiceover packet services.

We also believe that CIENA’s market presence and established customer relationships will lend significant credibility and traction to Catena’s CN-1000 platform sales. The existing and still growing footprints of the (CNX-5) and the fact that it shares a common EMS with the CN-1000 is a factor we expect can exploit as a Trojan Horse to facilitate its adoption versus competing solutions.

From a product integration perspective, Catena’s products are already inter operating with CIENA’s products today. Organizationally, Catena will form CIENA’s broadband access group operating from their current headquarters, and led by their current President and CEO Jim Hjartarson. I’d like to extend a welcome to the Catena and Internet Photonics teams. We’re looking forward to you becoming a part of CIENA.

CIENA CORPORATION
02-19-04/7:30 a.m. CT

In summary, we continue to take the necessary steps to position CIENA as a comprehensive strategic solutions provider. Steps, we believe, will translate in to future growth potential. The acquisitions of Catena and Internet Photonics are part of our ongoing efforts to fuel long-term revenue growth and sustain profitability, by expanding our addressable market, and tapping new growth opportunities in adjacent and complementary markets.

In the simplest of terms, Catena and Internet Photonics enhance the scope of the solutions we can offer our customers and further extend CIENA’s network reach. More strategically, these acquisitions are part of CIENA’s vision to offer our customers a comprehensive set of solutions that enable them to realize a true all service network. One that through automation and network intelligence, reduces the overall cost of network ownership, and facilitates new services.

The adoption of broadband services by enterprises and consumers around the world is reshaping our industry. Today’s acquisitions of Catena and Internet Photonics significantly enhance CIENA’s participation in the fast growing broadband market.

Since 2003, CIENA has been a participant in the delivery of enterprise broadband services with its online edge, (CN-2000) and (DN-7) platforms. CIENA will now have the ability to support both residential and enterprise broadband services for both telecommunications and cable operators. The near term opportunity for carriers and enterprises, is optimizing delivery of any broadband service anywhere, as opposed to any one specific service in any isolated portion of the network. That’s why CIENA is integrating the best optical, data, and access solutions to enable more profitable, more reliable and more efficient delivery of a wider range of broadband services.

We passionately believe, that the steps we’ve taken today to evolve CIENA’s vision and solution set to encompass new technologies and new areas of network focus positions CIENA for stronger more sustainable revenue and earnings growth longer term.

With that, I’d like to hand over to Joe, who’s going to walk you through the guidance.

Joe Chinnici: Thanks, Gary. Before I begin to offer our guidance for the second quarter, I will remind everyone that statements Gary just made, and those that I am about to make are forward-looking. It is important to review the risk factors detailed in our 10-Q in order to understand the factors that may cause actual results to differ materially from this guidance. In addition, our Q2 guidance includes no expectations associated with the acquisitions we announced today.

We continue to believe that revenue in the second quarter will be up as much as 20 percent from Q1, depending, as always, on the timing, as well as the significance of some significant orders, including those associated with the GIG-BE project.

I’ll reiterate in the short term, we continue to anticipate gross margin volatility quarter-to-quarter, depending largely on product mix. We believe overall gross margins in Q2 will decrease from Q1 due predominantly to product mix. We expect overall operating expenses in Q4 exclusive f any unusual or non operating items will remain roughly flat to Q1. We expect other income expense will be an expense of approximately $500,000. We estimate Q2 share count, at approximately 475 million total shares. As a result, we expect an exclusive of unusual or non operating items, our net loss for Q4 will be in a range of eight to 10 cents per share.

Finally, on cash. We expect our operating cash use in Q2 exclusive of unusual or non operating items, will be approximately $60 million, roughly flat with Q1. Before we go to questions, let me offer a few comments on the performance profiles of the acquisitions. Continuous Q4 revenue was approximately $25 million. Internet Photonics Q4 revenue was approximately $5 million. Catena is recently profitable. Whereas Internet Photonics is at a much earlier stage. We expect, combined, they will have a positive contribution in dollar terms to operating income in our fiscal ‘04. As Gary noted, we expect both transactions to close by the end of our third fiscal quarter.

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Operator, we’ll now take questions from the sell side analysts.

Operator: Thank you, sir. To ask a question on today’s conference, please press the star key followed by the digit one on your touch-tone telephone. Again, that is star one for questions. If you are using speakerphone equipment, please be sure your mute function is disengaged so your signal can reach us. Again, it is star one.

We’ll go first to, excuse me, Brant Thompson from Goldman Sachs.

Brant Thompson: Hi, guys. Can you hear me, OK?

Gary Smith: Yes. Hi, Brant.

Brant Thompson: Good morning. Congratulations on the acquisitions. I was wondering if you could give us any cover on a few things. First off, just give us an idea of maybe they company’s revenue run rate and levels of profitability they bring to the table, if you can get in to that kind of detail. And then specifically on Catena, what kind of traction there currently is on their CNX-1000 product? And if you think there’s, you know, potential to see contract announcements around that product, you know, in the near term? Or is that a product that you expect to ramp more as we get towards ‘05? Thanks.

Gary Smith: Brant, why don’t I take that? In terms of just to give you an idea in terms of run rate of the company’s Catena’s Q4 revenue, I think, was around the mid 20s. And Internet Photonics was about five million. Catena is recently profitable. And Internet Photonics is at an earlier stage. In terms of the CN-1000 traction, first of all it’s already shipping. They already have customers. And it is in trials with a number of potential customers. We expect that will translate in to revenues in the medium to longer term. But they’re already getting revenues from that platform. So it is shipping, and it is a maturing product. And clearly, you know, with — part of the rational for the acquisition, is that I think our sales channels and relationships and financial endurance, I think, will particularly assist Catena in achieving CN-1000 platform sales.

Brant Thompson: And what kind of long-term gross margins are, you know, kind of normal gross margins that you expect to get from these different companies?

Joe Chinnici: Hey, Brant, this is Joe. Let me take that one, if I can. At this point, we need to get the two companies in. We need to put them on the same accounting policies, and everything that we’re doing. And so until we do that, we’re not really prepared to go down there, down that path right now. Maybe when we report the next quarter, we can give you a little bit more information on that.

Brant Thompson: OK. Great. Thanks, guys.

Operator: We go next to Ehud Gelblum with JP Morgan.

Ehud Gelblum: Thank you. Good morning.

Gary Smith: Good morning.

Ehud Gelblum: I have a couple of questions, first on the quarter, and then on the acquisitions. Joe, on the quarter, what percent of revenues did those 14 new customers represent? And would it be correct to assume that most of them were probably Akara?

And then on the acquisitions, looking at — it looks like you paid essentially roughly the same multiple for both of them, roughly in the vicinity of four-and-a-half maybe, five times revenue. And as a — a multiple of invested capital, it looks like it’s somewhere around 2.4 almost exactly the same in both situations. That seems to be a lot more, excuse me, on a multiple of invested

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capital, at least, a lot more than you paid for Wave Smith last year. I’m looking for a comment as to how you arrived at these valuations? And how you could justify these were the right prices to pay for these types of companies now? And why you paid pretty much the same multiple for both when one seems to be much further along in its progress than that other?

And then I guess, a final thing is, if you could go again over the strategic logic behind Catena. Internet Photonics, I do understand. It makes a lot of sense. I’m just still struggling with why Catena isn’t a little bit far off field from what you’ve been doing. And granted, it’s a good idea, certainly to diversify. But I don’t quite understand how it fits in with the rest of your product portfolio. You might be stretching yourself a little bit too thin.

Joe Chinnici: Sure, Ehud, I’ll take that. I’ll start off and then maybe we’ll let Gary finish up if that’s OK. Let met just recap your fist question, so I make sure I answer it properly though. The first had to do with the quarter, and it was a percentage of revenue from customers, were a lot of them Akara? We don’t talk about — we don’t normally talk about how much of the percentage of the revenue comes from new customers, so I don’t want to be inconsistent with what we normally do. But I can tell you that out of the 14 new customers, almost half but not quite half of them were through — because we sold the Akara product or the CN product to those new customers. But we sold for pretty much the rest of the product line hit some of the other customers. So it was pretty diverse, which in our mind is a really good thing.

There was also, one new tier one customer in the mix as well, which is a good thing. Because as you know, when we talk about these calls our focus is on getting more and more tier one players in to the mix.

The second question has to do with valuation and price for each of the prices. And I think you specifically referenced the one that we just with Wave Smith as a stake in the ground. And I would say that on both of the fronts that were out with each of these companies, they both have had — historically have had revenue for multiple quarters, whereas, the Wave Smith folks didn’t have anything quite as strong as that or as substantive of that. And that’s really what drove the valuation and hence the pricing. As well as probably in the case of Catena, the future opportunity and the markets that we can address with the Catena products, and in addition to the Internet Photonics box. Gary, you want to handle the Catena. Or Steve?

Steve Chaddick: I’ll take. The synergy between the broadband access systems and specifically the fact that the Catena product is a packet based system lends great synergy with our existing (DN) platform which is primarily used in our aggregation of broadband services specifically DSL and other layer two services today. So they are, you know, quite complimentary. Clearly, there’s a lot of synergy with the other technologies in the company including some optical technologies, and later two-packet technologies. And frankly, it’s where the money is being spent. So, you know, as carriers shift their spending, as we’ve noted earlier, from core infrastructure to broadband services for us to be a significant participant we have to have portfolio products that are inline with that.

Ehud Gelblum: OK. Do you think that the opportunity with Catena is primarily domestic? Or is there some international opportunity there as well?

Steve Chaddick: There’s very, very strong international opportunity, particularly in Asia.

Ehud Gelblum: Despite the fact that their core products is certainly Lucent (CNX-5) card, which is primarily a U.S. product.

Steve Chaddick: It’s not the (CNX-5) that is gaining traction in Asia. It’s the CN-1000 platform.

Ehud Gelblum: OK. That makes sense. All right. Thank you. I appreciate.

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Operator: We go next to Timm Bechter with Legg Mason.

Timm Bechter: Yes, thank you. I was wondering if you could talk a little bit more about the extent to which these acquisitions can accelerate the path to profitability. And I get feel, obviously, that they’re going to add some revenues, and maybe on balance, the two of them together may be net neutral, or maybe even a little bit positive in the near term. But, you know, you’re not going to close this for another couple of quarters. How does that impact at one point going to bring to profitability? That’s my first question.

Gary Smith: Timm, I think, you know, Catena is recently profitable. And, I think, they will both contribute, you know, even with this year, they’ll assist us to be profitable from a dollar perceptive that will contribute on a dollar basis to improving our financial performance. I think, as we look further out, as we gain traction, and synergies between the new platforms through the sales channels, and the rest of it, we think that they will accelerate our financial performance. And clearly, you know, when we make these kinds of decisions particularly in this environment, we need to balance the, you know, the medium longer term strategic issues with the shorter term financials, and that’s what we’ve done here. And I think both of these are a good balance between the two. Both, as Steve said, have good customer traction existing, revenues, and an expanding customer base. And I think Timm, we’ll be in a better position to discuss that in detail, you know, after the acquisitions actually close. We can be a little more specific about some of the activities there.

Timm Bechter: OK. Fair enough. My other question has to do with relationships. You said that Catena is in three of the four RBOCs. I’m just curious if you could speak to SBC and specifics since that’s been one that you guys have been trying to get into?

And then with regard to Internet Photonics I’m wondering if they have relationships with the largest two or three providers, Comcast, Time Warner, Cox.

Gary Smith: Timm, I don’t want to get drawn on specific customers other than what’s in the public domain. But I would say that, you know, SBC we have significant traction with SBC, and I translate that as we’re shipping product on the (DN-7) platform. So, you know, if you think about it from a synergy point of view, as Steve Chaddick was talking about what the (DN-7) is actually aggregating a lot of that broadband access traffic. So, you know, it’s very well — we’re already inter operating with those kinds of platforms. So we’ve already penetrated SBC. And I think that, you know, really adds to the relationship and broadens us out in the broadband access space.

Turning to IPI, the customer announced, and I think as we said, we’ve got six — they’ve got six out of the 10 largest MSOs in North America. We’ve announced Aldephia of they’ve announced Adelphia and Cable Vision. And they have good relationships with the others, but we can’t talk about that publicly yet.

Timm Bechter: OK. Thank you.

Operator: We go next to Stephen Kamman with CIBC World Markets.

Stephen Kamman: Thanks very much. My questions have been answered.

Operator: We go next to Nikos Theodosopoulos with UBS.

Nikos Theodosopoulos: Yes, thank you. A couple of questions. Just real quickly, do you have — in the past, when you acquired companies CIENA typically, you know, did the integration. After it they used Steve Chaddick or any of the staff to go in and integrate the companies. And the senior management teams for the most part did not stay around.

In this case, you’re getting two companies of, you know, spread out geographically. What’s your plan? Are you going to do something different this time? Do you have retention plans for the

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senior management teams of the two companies? Or do you think you’re going to use the same method that you did in prior acquisitions? So if you could comment on that? And then I have a follow question.

Gary Smith: OK. Nikos, I think, you know, each of these acquisitions are different. And, you know, we have to view them on their individual merits and decide with the leadership team what’s the right thing to do. For example, with Wave Smith, the engineering team is in place. Mike Regan who was leading that engineering team is still leading that engineering team. Bob O’Neill is responsible for that business, and he was with Wave Smith when we acquired the company. And similarly, the same kind of situation at Akara.

With these two companies, certainly from Catena, as we’ve already said, Jim and the leadership team are staying, and the key players are staying at Catena. On — and they will — Jim will report directly to myself on Internet Photonics that will become part of our metro and enterprise solutions group. And we’re still working through the exact integration plans for that. But we are absolutely focused on retaining the key employees. That has always been a focus of CIENA in any of these acquisitions, though as I said Nikos, you know, they vary from the different types and spaces and maturity’s of the company.

Nikos Theodosopoulos: Right. So when they hear you say that the CEO’s will report to you and so forth, is that something you expect will be ongoing, or just as on an interim basis, for the integration process?

Gary Smith: Because I think it’s too soon. I mean what we’ve publicly, you know, around the reporting is what we’ve said, I think it’s too soon to get in to any more details on that, except to say that we absolutely intend to retain the key folks.

Nikos Theodosopoulos: OK. Joe, just two quick questions for you. Deferred revenue went up. Can you talk about the composition? What did it go up? Is it services product? And any color on that? Thank you.

Joe Chinnici: Thanks, Nikos, sure thing. Deferred revenue went up, it was predominantly through the shipments of hardware. I can give you a clue that is long haul. We haven’t yet announced the customer and/or the new agreement. But stay tuned on the announcement, we may have something for you within the next couple of weeks.

Nikos Theodosopoulos: OK. And just really one last quick one. Do you have a combined operating expense for the two companies in the fourth quarter? You gave the revenue, but do you have an op ex number?

Joe Chinnici: No, Nikos, we did not share that with you. We need to get in and like I said, it’s kind of hooked in to the question that was asked earlier on the margin front. We need to get in and finish it off and make sure the way that they accounted for stuff, and geographically where it stands on the P&L is analogous to the way that we do it. And until we do that, it would be premature to share that information with you.

Nikos Theodosopoulos: OK. Thank you.

Operator: We go next to Steve Levy with Lehman Brothers.

Marcus Kupferschmidt: Yes, good morning, it’s Marcus Kupferschmidt for Steve. I guess I wanted to get a better sense in terms of the guidance for the core business, potentially sales growing up to 20 percent next quarter. And thinking about the data networking business, I guess, then my first question is, would you expect the data networking business to remount after a slight pull back this quarter. And do you think that comes from new customer opportunities or a return from that — the one key customer? And I have one follow up.

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Gary Smith: Marcus, my answer to that would be yes, to both of them. I think the particular customer we’re talking, you know, once they’ve digested some of the deployments. And also, we’ve got a lot of new customer traction for the (DN-7). So I would, you know, absolutely expect that product. I mean it’s going to, you know, get lump quarter-to-quarter. But it’s absolutely going to be an expanding revenue stream for us. And we are — we’re very pleased with the traction that it’s seeing at a number of large new customers.

Marcus Kupferschmidt: OK. In the quarter, though, you gave us some rough guidance for data networking and the Akara to be around a third of the total revenues for fiscal ‘04, I believe you said?

Gary Smith: Right.

Marcus Kupferschmidt: Do you have an update on that guidance, please?

Gary Smith: Yes — well we haven’t updated that, but, you know, we think that’s consistent with what we’re seeing and attraction, and that’s certainly our goal. You know, I think as Joe alluded to, we see strong data sales, you know, in Q2, Q3, et cetera, but, you know, Q2 mix will likely be bias towards long call. And that will be impactful on the margins as Joe indicated.

Marcus Kupferschmidt: Think about strong second half of ramps to data to get to that kind of target.

Gary Smith: Yes.

Marcus Kupferschmidt: OK. Great. Thanks.

Operator: We go next to Paul Silverstein with Needham and Company.

Paul Silverstein: Thanks. Joe, can you at least tell us the headcount with respect to Catena and Internet Photonics?

Joe Chinnici: Sure, Paul. The headcount of Catena is in around 250. And Internet Photonics is at 110.

Paul Silverstein: I recognize it’s early, but I’m sure you guys have done some noodling, any expectations for what the headcount will be coming in?

Joe Chinnici: We didn’t hear the last part Paul?

Paul Silverstein: You know, what strike it. Can you just repeat — I was a little bit confused, I thought I heard you say generally that Catena did 25 million in Q4 and Internet Photonics five million. I think Gary in a subsequent said it was in the 20s. Did I hear your correctly?

Gary Smith: Paul, I said — I think I said mid 20s. Or I should have said mid 20s. I think it was about 25 million for Catena and about five million for IPI.

Paul Silverstein: How long has stuff been shipping?

Joe Chinnici: Paul, I’d say quite a few quarters between each of them.

Paul Silverstein: So there’s a track record for both?

Joe Chinnici: Oh, yes. Again, Internet Photonics is a little bit more lumpy than Catena is, a lot of new customers. And we’ll offer more for you maybe at the end of Q2 on that.

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Paul Silverstein: All right, but if you — you’re suggesting that if we look at it from a customer win perspective, they’re gaining traction even though the revenue’s right now are giving it slowly or lumpy.

Gary Smith: Well the answer to that is yes. I mean, you know, they’re at an earlier stage as we talked about than, you know, Catena. But they are gaining customer traction and translating that in to revenue.

Paul Silverstein: And Gary, I know the focus of your comments with Internet Photonics was on the cable market. Outside of cable is there any insight you can give us as to where the company is?

Gary Smith: Steve, do you want to ...

Steve Chaddick: Yes, Paul. There is fair amount of traction with the products, and some revenue associated with Ethernet services delivery in specifically tier one, tier two carriers around the world. Those are new and developing, but for Ethernet services, and the enterprise spaces in particular, this is a very, very attractive platform to provide those services. There are some channels in place that will help that product sales around the world. They’ve been worked for approximately 18 months by the Internet Photonics guys, that are quite mature, although we can’t talk about them publicly yet, are better aimed at tier one, tier two carriers globally.

Paul Silverstein: Great. Are there any revenue to date from the international market for either Catena or Internet Photonics?

Gary Smith: Paul there are — as Steve said, there are for Internet Photonics. I do not believe there are for Catena right now, Paul, to the best of my knowledge. But there absolutely are for Internet Photonics.

Paul Silverstein: Great. One final question, CN-1000, are you willing to tell us what that is as a percentage of revenues right now or in dollar terms? As opposed to the line card business for Catena?

Gary Smith: Paul, we’re not prepared to share that right now, you’re right.

Paul Silverstein: OK. Thank you.

Operator: We go next to Gina Sockolow with Buckingham Research.

Gina Sockolow: Thank you. Could you discuss how much of your revenue came from acquisitions within the last year? Or an another way, how much of your incremental revenue over the past 12 months have been contributed by acquisition? And then I have another follow on question, please.

Gary Smith: Gina, I don’t have that off the top of my head. I will say to you that, you know, the objective of certainly the recent — more recent acquisitions of Akara and Wave Smith has been to, you know, expand our addressable market more towards the edge and access. And clearly, you know, IPI and Catena are consistent. You know, this has been part of our plant going back, you know, about two years. And what we have indicated if you looked at Wave Smith, you know, fairly early on they were about 10 percent of our revenues, even in I think, the first quarter that they participated. So I would say, you know, the overall objective this year is for the data and access piece which is largely acquisitions, would be about 30 percent of our revenues. So, you know, in answer it like that Gina, it’s a reasonable general conclusion that, you know, about 40 percent, at least of our revenues will come from the recent acquisitions that we’ve made.

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Gina Sockolow: OK. And then looking at your acquisitions, the recent acquisitions, are these all end user products? And if so, since CIENA does intend to sell to end users will you need to change your distribution channels or your distribution strategy?

Gary Smith: You know, Gina, we’re moving from the core, if you look at our overall business moving from the core to the edge. By it’s very nature, some of these access products are both carrier products and customer premise enterprise type products. And so, you know, the natural channel it would be like that we have is through the carriers. And so they are really using it as customer premise equipment. We’re also working on other channels. And we inherited a lot of that activity when we acquired Akara. And so we were able to leverage off that. Plus some of the other activities that we’ve done ourselves.

Gina Sockolow: So the carriers are as customers for infrastructure as opposed to essentially distributors?

Gary Smith: Well they also within a lot of the carriers, they have enterprise sales groups. And so, you know, it’s a natural channel for us. So where we can provide them both infrastructure product, and they can resell those services in to the enterprises.

Gina Sockolow: OK. And lastly, you’re buying layer — it looks like you’re buying layer one companies. And as I keep asking Steve, how are you going to move to layer two to five? Particularly IP processing layer — at layer two-and-a-half. How are you going to — do you need to do it? And how are you going to do it?

Steve Chaddick: So Gina, this is Steve. I’ll disagree a little bit with these being only layer one companies. Both of these products have fundamental layer two of aggregation and switching capabilities both on the Gig-E side for switching video on the band stream with Internet Photonics. And the CN product which is also our storage product which is very, very protocol literate at — and really higher layer protocols than even layer two.

The DN platform is our multi service switching platform is a layer two to two-and-a-half product. And in fact, we are introducing the first release of that product very shortly with MPLS capabilities on it for carriers and that’s already under trial in a couple of places or at least early evaluations. The Catena product, as I mentioned, before includes a media gateway for packetized voice eventually. So it actually is not a layer one product either. So if you look at our product family right now, including some of our classic layer one products, they all include layer two capability. And in some cases layer two-and-a-half with (NPLS). Our later three stuff currently comes primarily from our association with Laurel Networks which is a managed router. And so, you know, as we move step-by-step through this network convergence process, you will find us becoming more and more literature specifically up through layer two-and-a-half.

Gina Sockolow: Thank you.

Operator: In the interest of time, we do ask that you limit yourself to one question; we go next to Stephen Koffler with Wachovia Securities.

Stephen Koffler: Thank you. Can you hear me OK?

Gary Smith: Yes, good morning, Stephen.

Stephen Koffler: Good morning. Protocol literate I like that one Steve. I’m going to take one more crack at the business model impact of Catena if I could. As we’ve sort of seen the industry restructure and gross margins fall out along different classes of products, as always the software content had a lot to do with the gross margin. And it’s pretty clear that sort of high value add, high software content products are supporting gross margins at least in the mid 30s up in to the 40s.

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Can you comment on Catena that way in terms of, you know, the revenue stream now, you know, 25 million quarterly? You should have a pretty good gauge on where it slots in along the software content, and what the — at least the gross margin trajectory would look like.

Steve Chaddick: Stephen, I’ll take a crack at that. A couple of things that are important about Catena, first it does have a great deal of software associated with it. As an example, one of its key benefits is the ability, effectively in DSP software to enable the DSL without any physical intervention or adding splitters which is a great operational benefit. It’s a software based product which allows features to be added overtime with out physical visits.

Another really key important piece of value in the Catena product line is their intellectual property in the area of custom ASIC development, which is in a sense a form of software that has very, very high value because it manages to keep the feature set rich and the cost low. So in general, without be real specific about it, I think our expectation is that these products in the access arena and broadband services arena, the cause of their high software content intellectual property content will generate higher than typical margins for the access space, without going in more detail than that. But that’s our expectation.

Gary Smith: Stephen, I think, just, you know, without going in detail in the business model, it would be a reasonable assumption that as we expand our portfolio here, we’re looking for, you know, both adjacency from a market point of view, and towards the edge and in to the broadband services. But all of the company’s that we’d look at would have to deliver, you know, all within a short space of time, a strong business model. And would have to, you know, contribute to the company. And in many ways be a better gross margin than some of the core transport.

Stephen Koffler: OK. So just to close that up, I mean, I guess you see all of the gross margins that are flying around now from competitors, I mean I would think instead of benchmark, something pretty close to what you’re seeing from competitors, when you’re evaluating an acquisition.

Gary Smith: Well Stephen, you know, as I would say, at a general level, we look for things that can contribute financial and meet our strategic architecture and market needs.

Stephen Koffler: OK. Thanks. Good luck with them.

Gary Smith: Thank you.

Operator: We go next to Hasan Imam, with Thomas Weisel Partners.

Mike DeMichele: Hi, it’s actually Mike DeMichele for Hasan. I had a question on what you guys were targeting for, you know, your break even business model. You know, starting with CIENA standalone, you know, pre these acquisitions today, I think you were talking about something in the $150 to $175 million a quarter on the revenues in order to break even. Is that still your expectation there?

Gary Smith: Mike, let me take that. And I think we’ve indicated on this call and others that, you know, our operating expenses have remained flat at 80 million, even though we’ve absorbed two acquisitions, you know, on a full quarter basis, Wave Smith and Akara.

I think you would look on a core business basis outside of these acquisitions to see our break even come down from 150.

Mike DeMichele: OK. And then, with the two acquisitions, is the expectation it basically stays in that 150 to 175 range?

Gary Smith: Putting the acquisitions to one side, Mike, you know, we indicated today they expect our operating expenses to come down 10 to 20 percent as we come out of the physical year. Now

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depending on what gross margin, you assume on the core business that would take the break even down from 150 million in the core business.

Mike DeMichele: Well I meant, now with the — we know the core business now is 150 or the last — if we add in the other two, does that mean we still stay in the 150 to 175 range? Or does it go above that?

Gary Smith: You know, I think, as Joe said earlier, you know, we’re not prepared to discuss the, you know, the integrated performance yet, because, you know, we’ve got some other work to do there. And, you know, not part of which is the deals haven’t closed. And then they do close, we will absolutely share that with you.

Joe Chinnici: Yes, Mike, this is Joe. The lawyers are all over us about going anywhere with any type of forward-looking information with regard to either of these acquisitions, because we will have to file S-4s. And then we get in to navigating through all kind of SEC rules. And they’ve got pretty tight range on us right now.

Mike DeMichele: Right, no I understand? Is it safe to assume though that in your evaluation of the acquisition, you know, you weren’t looking at a massive in tick in terms of what you’d need in revenues in order to be a company that can actually generate money in the future?

Gary Smith: I would answer the question like this, Mike. We were very conscious about medium term, short term or medium term financial performance.

Mike DeMichele: OK. Thanks, guys.

Operator: As a reminder, in the interest of time, and allowing everyone a chance to ask their question, please limit yourself to one question. We go next to Reginal King with WR Hambrecht.

Reginal King: Great. Thank you. I’m sure that you guys have reviewed the competitive landscape recently for Catena and for Internet Photonics, could you just help give us an update on what you view as the competitors, and what you view as the competitive strength of the two companies?

Steve Chaddick: Reg, this is Steve Chaddick. I’ll take that for a moment. In the — let me talk about Catena first. In the CNX 5 product which is this upgrade to the Lucent slick 5 has no competitor right now. It is absolutely unique in terms of its ability to upgrade those existing loop carrier platforms. The alternatives to that are installing completely new systems on a side-by-side basis which is certainly more expensive.

The CN-1000 space, the broadband loop carrier business the field has been richer, I guess, in the want to be competitors, but it really comes down, I think, in the long-term to a couple of major ones, Alcatel and AFC primarily. We actually believe we’ll have extraordinary product strength in the space competitively both from a future perspective, flexibility perspective and a cost performance perspective. Internet Photonics is also a bit unique in the infrastructure builds, and the cable space. The alternative there has classically been traditional devices that have Ethernet overlays as plus in cards as an example, and those tend to be much more expensive. So the Internet Photonics folks have done a very, very, very good job of building a very cost effective, but carrier class product, that is appropriate in that space. And have integrated a number of layer two features for a video on demand switching, that in the future, we think will be quite compelling from a competitive perspective.

So in both cases, we expect them to be extremely strong performers from a competitive perspective, both in terms of features, flexibility and cost performance.

Reginal King: And Steve, I’m sorry just to correlate that — did you say in your earlier comments that Catena has a media gateway as part of the product portfolio?

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Steve Chaddick: Yes.

Reginal King: OK.

Steve Chaddick: It’s built in to the DLC product.

Reginal King: OK. Great. Thank you very much.

Operator: We’ll go next to Tim Long with Bank of America.

Cobb Sadler: Hey, there it’s actually Cobb Sadler for Tim Long. How are you guys doing?

Gary Smith: Good.

Joe Chinnici: Good, Cobb.

Cobb Sadler: Hey, my question is actually on, you know, kind of what’s you made you famous over the last three years, optical switching and long haul WDM, where on the — in Europe, I guess mid ‘03 we’re kind of thinking, you know, early to mid ‘04, as far as the big deals and PTT is starting to do something. Is that timetable still in tact? Or do you have any guidance for us there? Thanks a lot?

Gary Smith: I think if you look at the major PTTs, I mean clearly, British Telecom, is moving, as we’ve announced. I think you’re starting to see some activity amongst many of the other PTTs in Europe, looking at, you know, the core infrastructure. And I would say toward the end of ‘04, early ‘05 Cobb. So that’s probably moved out a little bit from, you know, our view about a year ago.

Cobb Sadler: Got it.

Gary Smith: But, you know, we’re seeing more core activity near term in the U.S. than we’re seeing — you know, if you were to put a timeframe on it, I think some of the larger U.S. carriers are going to move before the continental PTT’s.

Cobb Sadler): OK. Sounds great. Thanks a lot.

Gary Smith: Thanks, Cobb.

Joe Chinnici: Thanks, Cob.

Operator: We go next to Wojtek Uzdelewicz with Bear Stearns.

Wojtek Uzdelewicz: Thank you. Good morning. Just kind of from a strategic big picture perspective, it looks like you guys have been going in a lot of directions, you know, with WaveSmith, Laurel, cable, storage, now access. You know, sort of who do you want to be when you grow up? Sort of, you know, more of the question is what — do you guys, you know, sort of want to go be sort of end-to-end solution company? Do you want to be focused on a specific space? One thing I’m a little concerned is, you know, are sort of stretching yourself too thin? Are you trying to chance too many markets? That’s kind of would be my question.

Gary Smith: Wojtek, let me answer it. And I’m going to answer it pretty simply. You know, you’ve got two main buckets. One is optical infrastructure, clearly that’s where CIENA made its name. Clearly that market is not going to grow at the rate that we need it to grow to get this company to where it needs to be?

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We set out about two-and-a-half years ago to move and add to that portfolio in to broadband services. And if you look at everything we’ve done, it’s completely consistent with that. You know, the WaveSmith acquisition with the (DN-7) is now aggregating broadband services and moving in to MPLS aggregation for a lot of carrier traffic including frame and ATM services, including wireless services. If you look at Akara that’s at the edge of the network focused on storage space. And if you look at both of these acquisitions, you know, as Steve was saying they are broadband access even further out towards the edge than the (DN-7). So I think there’s a very consistent strategy with it, you know, which ads broadband services in addition to our strengths in optical infrastructure.

And I think, if we can put the two together, in a careful and thoughtful way, then we’ve really got a tremendous amount of leverage. Because we understand from our experience at the core of the what it takes to actually migrate these large carriers to facilitate real end-to-end broadband services. And so we have a broader perspective, than a lot of other players who are just playing in certain parts of that. We’re entirely focused on innovative next generation type technology, and bringing that to market in an end-to-end way, from an economic perspective, across the networks. So we understand how to evolve these networks from the core to the edge. And now, I think, with these two announced acquisitions today, we’ve got a very powerful portfolio from the core of in optical infrastructure that facilities all of the broadband services.

Wojtek Uzdelewicz: That’s fair.

Gary Smith: Thank you.

Wojtek Uzdelewicz: Thank you.

Operator: We go next to Tal Liani with Merrill Lynch.

Tal Liani: Hi, I have two quick questions. The first one is about the share count, what should model for share count for the rest of the year and next year?

And the second one is more sort of a question on the strategy. You have made a few acquisitions in the past few quarters. And I’m wondering, how — what kind of organization or support organization you have to integrate all of these new companies in to CIENA? At the end of the day, you are a relatively small company, and you are buying other small companies. And it seems like so many acquisitions in such a short period of time, will require a lot of management attention just for the integration. So I’m wondering if you can elaborate on your efforts. How do you do it from an organization point of view, or structure point of view, how do you plan to integrate all of these companies? Thank you.

Joe Chinnici: Good morning, Tal. This is Joe. On the share count, if I go back to the script for Q2, we gave you a targeted share count of 475 million shares on a standalone CIENA basis. And it shouldn’t grow much for the entire year above that. Gary, do you want to take the next one?

Gary Smith: Yes, I mean it is a good question Tal, and it’s highly pertinent. We have really geared ourselves up over the last two years and structured our organization around being able to do multiple acquisitions and to be flexible and nimble enough to be able to do that. Organized by product lines, so that you get the independents of the various market areas and I think, you know, you look at WaveSmith and Akara these companies are already integrated in a fairly short space of time.

We have a structure around our sales and our operations that’s all geared up for this which, you know, allows for us to do multiple acquisitions in a fairly short space of time and to integrate them very quickly. I mean, clearly it’s challenging, but you know, we’re 100 percent, you know, focused on doing what’s necessarily to make them successful, and so we’re very, you know, mindful of it. We don’t get it all right all of the time, that’s for sure, but I think we try and create a structure

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whereby the people who’ve been running those successful businesses can continue to run those successful businesses and then get leverage from being part of CIENA as opposed to stuff getting in the way.

Tal Liani: And these businesses are going to run independently for a while and only then you’d integrate them?

Male: Well, Tal, as I said, I think that the Catena one will be run independently and will perform the broadband access group. With the Internet Photonics it would be part of our metro and enterprise group because I think that got a lot of complementary platforms and sales channels there.

Tal Liani: And, Joe, just one clarification on the share count. You said 475 for the next quarter. What’s the impact of all the acquisition you made on the share count? I apologize. I’m in a hotel, so I don’t have everything in front of me.

Joe Chinnici: Oh, I’m sorry Tal. Well, the — hold on let me get a copy of — the press release is here in front of me. The Catena deal represented 77.5 million shares. The Internet Photonics deal was, I think it was — I do believe it was between 23 and a half, 24 and a half shares.

Female: Twenty-four.

Tal Liani: OK. And these are the only new shares that are going to be added to the 475. You don’t have anything from prior quarters that is also going to be added to quarter now?

Male: No, sir.

Tal Liani: Thank you.

Operator: We go next to John Anthony with Fulcrum Global Partners.

John Anthony: Good morning. I apologize if you asked — answered this first question I’m going to ask. Relative to the guidance that you gave that you expect the Catena acquisition to be accretive, could you just at least give us some sense for whether you expect the Catena revenues to be growing faster than your core revenues and roughly how much of an acceleration and growth are you expecting for the Catena revenues? Are you looking for double digit growth? Are you looking for any growth in that guidance in 2004. And then also, going back to a question that was asked previously on the CNX5 and the competitive landscape. Were those comments about the CNX5 being unique without competition also inclusive of loose ends existing product portfolio? Thanks.

Joe Chinnici: Sure, John. This is Joe. Let me handle the first one. You might have missed what we said earlier. Because we need to file S4s, we cannot talk about any forward looking information, otherwise I’ll be shot by the lawyers, so I just can’t go there. So you’re just going to have to, unfortunately, go with what we gave you in the way of some of the historical information and then look to the S4s and then we’ll talk more about it when we close the next quarter.

Steve, you want to talk about the ...

Steve Chaddick: Yes. Joe, as far as I know, there is no upgrade path for the slick five other than the CNX5 from Catena. Lucent does not have a proper portfolio that can do the same thing. In fact, they pretty much abandoned that whole space.

John Anthony: OK. Thanks, guys.

Operator: We go next to Andy Shopick with Nutmeg Securities.

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Andy Schopick: Joe, good morning. I just wanted to ask you to give us an update on some of the balance sheet items, specifically the long term restructuring liabilities which currently amount to over 50 million and the long term unfavorable lease commitments of 58 million. Am I correct that these will be, you know, future cash costs and at what point or over what time frame are you likely to whittle down these restructuring liabilities?

Joe Chinnici: Thanks, Andy. That’s a good question because they are some large numbers. They are definitely cash items. They could go out as long as 15 years. The degree to which they will go out is going to be a function of, believe it or not, the economy in the real estate industry. We need to sublease some of this excess space that we have. We don’t own any of it and none of it is related to anything that we do own. They are all related to leases, probably my biggest concern I have is all of the excess real estate that we own in the state of California. That’s probably the long pole in the tent.

Andy Schopick: If you were to be able to sell or dispose of that real estate, how would it affect this particular liability or commitment?

Joe Chinnici: Well, it would be a function of what we could get for, again, you know, we’ve already been able to sublease some of it. Some of it we’ve got 50 cents on the dollar. Some of it we’ve done very well on. I don’t want to say how well. It might hamper our negotiations going forward, but again, you know, if I had to sit here and say what do I worry about the most, then it’s the — it’s all of the lease property we have in the state of California.

Andy Schopick: Finally, the long term deferred revenue of 15 plus million. What portion of that is associated with service and maintenance?

Joe Chinnici: We don’t typically go into that level of detail, but it’s fair to say that a large portion of it is.

Andy Schopick: OK. Thanks.

Operator: We go next to Alex Henderson with Smith Barney.

Male: Hi, I’m Mike.

Mike Genovese: Yes, hi. Thanks. This is Mike Genovese for Alex Henderson. My question is on the Internet Photonics acquisition and specifically the overlap with the online edge product, if you can sort of characterize how the products may have — may overlap and how you plan to segment the market as you continue to sell each of these products.

Steve Chaddick: Hey, Mike, it’s Steve. I don’t think right now there’s any overlap at all really. As we evolve those products, you know, we’ll look at what we can do with them, but we really think that they’re separate at the moment.

Mike Genovese: Well, can you talk about the different niches then that the products go after?

Steve Chaddick: Well, the Online Edge product is really an aggregation platform for CPE and carrier provides CPE for more classic TDM services. The unit flex platform is very geared towards Gig-E switching and transports and as we’ve mentioned has a great deal of traction and in the (best base) where Online Edge does not play at all.

Mike Genovese: OK. And real quick, I just missed the headcount. Can I get that number again?

Joe Chinnici: Sure. This is Joe, Mike. It’s 1,778.

Mike Genovese: Thanks.

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Operator: We go next to Kristin Armacost with SG Cowen.

Kristin Armacost: Thank you. Two questions. First on the 20 percent guidance for sequential growth, would it be fair to say that the largest contributor to that sequential growth would be the long haul business?

Gary Smith: Kristin, this is Gary. That is a reasonable assumption. Yes.

Kristin Armacost: And then, Joe, you said the operating expenses would be flat, approximately on a dollar basis, and so it sounds like some of the cost savings on the organic CIENA business will be backend loaded as you’re going to get closer to the higher end of the op ex savings range.

Joe Chinnici: You’re definitely accurate, Kristin. That is correct.

Kristin Armacost: And so there is — I’m assuming these are attributable to processes that are in place or other potential for outsourcing that in the next two quarters or in the back half of the year will help drive op ex down.

Joe Chinnici: That is correct. There are quite a few initiatives that are — that are underway as we speak today that will come to fruition in the back half of the year.

Kristin Armacost: Thank you.

Operator: Due to time constraints, we’ll take our follow — or excuse me, our final question from Subu Subrahmanyan from Sanders Morris.

Subu Subrahmanyan: Thank you. I just had a quick clarification on your comments on op ex reduction. You had mentioned a 10 to 20 percent number and I wondered what the base is for that 10 to 20 percent. Obviously you’ve dumped some customers. You’ve had some additions come back in. Tell us where you are in the process of that cost reduction so we know how much more there is to go.

Gary Smith: Subu, the 10 to 20 percent comment is, you know, is aimed at our current run rate, which is about 80 million.

Subu Subrahmanyan: So it’s a further 10 to 20 off of these levels. Is that right, Gary?

Gary Smith: Correct. Yes.

Subu Subrahmanyan: OK. Thank you very much.

Operator: That does conclude our Q&A session. I’d like to turn the call back over to our speakers for any additional or closing comments.

Gary Smith: Thanks everyone for your time this morning and for your continued support. As you can see, we’re very excited by these two acquisitions and I’d like to welcome the Catena and the Internet Photonic folks to the team. We’ll be busy with financial conferences over the next several months and I expect we’ll get the opportunity to see many of you in person on the road show and we plan to discuss CIENA’s expanding scope and focus during those visits. Thank you very much.

Operator: Again, thank you for attending today’s conference. That does conclude today’s conference. You may disconnect at this time.

END

CIENA CORPORATION
02-19-04/7:30 a.m. CT

This broadcast includes certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this broadcast include statements about future financial and operating results, expected revenue growth, the expected state of the telecom industry and the proposed CIENA/Catena Networks, Inc. and CIENA/Internet Photonics, Inc. transactions. These statements are based on our expectations and are naturally subject to uncertainty and changes in circumstances. Actual results could vary materially from these expectations. More detailed information about the risks involved in investing in CIENA’s stock are set forth in CIENA’s Quarterly Report on Form 10-Q for the quarter ended January 31, 2004. CIENA is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Catena stockholders. Catena Networks, Inc., its directors, executive officers and certain other members of management and employees may be soliciting proxies from Catena stockholders.

INVESTORS ARE URGED TO READ THE PROXY STATEMENT- PROSPECTUS RELATING TO THE CATENA TRANSACTION AND THE INFORMATION STATEMENT — PROSPECTUS RELATING TO THE INTERNET PHOTONICS TRANSACTIONTHAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT — PROSPECTUS AND THE INFORMATION STATEMENT — PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA MAY BE OBTAINED, WHEN THEY BECOME AVAILABLE, FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THE INFORMATION STATEMENT PROSPECTUS AND THE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA, CATENA OR INTERNET PHOTONICS. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO CATENA MAY BE DIRECTED TO: CATENA NETWORKS, INC., 307 LEGGET DRIVE, KANATA, ON, CANADA, K2K 3C8, ATTENTION: KEVIN FORBES, VP OF FINANCE. REQUESTS TO INTERNET PHOTONICS, INC. MAY BE DIRECTED TO: INTERNET PHOTONICS, INC., 1030 BROAD STREET, SHREWSBURY, NJ 07702, ATTENTION: STEVE WASZAK, CHIEF FINANCIAL OFFICER.